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andrewskurth.com

April 27, 2012

Ms. Anne Nguyen Parker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dune Energy, Inc.
Registration Statement on Form S-1
Filed February 24, 2012
File No. 333-179687

Dear Ms. Parker:

Set forth below are the responses of Dune Energy, Inc., a Delaware corporation (“Dune,” the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2012 with respect to the Company’s Registration Statement of Form S-1 filed with the Commission on February 24, 2012, File No. 333-179687 (the “Registration Statement”). Each response below has been prepared and is being provided by Dune Energy, Inc, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

General

1.	Please tell us why you filed on March 12, 2012 a Form 8-A for registration of your common stock, par value $0.001, under Section 12(g). In this regard, we note that your common stock already has been registered under Section 12(g) pursuant to a Form 10-SB filed November 2, 1999, file number 000-27897. Please be advised that, while you filed a Form 25 on July 6, 2010 to deregister your common stock registered under Section 12(b), your prior registration under Section 12(g) would automatically revive upon the filing of this Form 25.

Response:

We acknowledge the Staff’s comment. We filed the Form 8-A on March 12, 2012 in order to revise the description of the Company’s common stock. The Form 10-SB filed on November 2, 1999 was filed by a predecessor to Dune, and the disclosure in the Form 10-SB no longer described Dune’s common stock accurately.

Ms. Anne Nguyen Parker

April 27, 2012

Selling Security Holders, page 45

2.	Please disclose how the selling security holders acquired the shares being offered for resale in this registration statement.

Response:

As requested by the Staff, we have added disclosure describing how the selling security holders acquired the shares being offered for resale in the Registration Statement. Please see page 42 of Amendment No. 1.

3.	Please revise to identify the natural person who has voting and investment power for each of the selling security holders.

Response:

As requested by the Staff, we have revised the Registration Statement to identify the natural person or persons who have voting and investment power for each of the selling security holders. Please see pages 42-43 of amendment No. 1.

Description of Capital Stock, page 50

4.	You disclose that you have 4,200,000 shares of common stock authorized but 38,579,630 issued and outstanding. Please explain this discrepancy. We note a similar discrepancy in the Form 8-A filed March 12, 2012. In addition, please ensure that your selling security holders table on page 45 and your beneficial ownership table on page 69 are consistent with respect to investor shareholdings.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 47 of Amendment No. 1 to correct the typographical error regarding the number of shares of common stock authorized. In addition, on April 18, 2012, we filed Amendment No. 1 to Form 8-A (File No. 000-27897) to correct the same typographical error in that document.

We have reviewed the selling security holder table and compared it to the “Security of Certain Beneficial Holders and Management” table and have determined that each table correctly reflects the number of shares held by each investor to the best of the Company’s knowledge.

Undertakings, page II-3

5.	Please include all undertakings required by Item 512 of Regulation S-K. For example, you do not appear to have provided the undertaking required by Item 512(h).

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to include the undertaking required by Item 512(h). Please see page II-4 of Amendment No. 1.

In addition, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Anne Nguyen Parker

April 27, 2012

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (713) 220-4368 or henryhavre@andrewskurth.com

Very truly yours,

/s/ Henry Havre

Henry Havre

cc:	Via Email
James A. Watt, Dune Energy, Inc.